RIBOTSKY, LEVINE & COMPANY, CPAs

901 NE 125th Street, Miami, Florida 33161

Ph: 305-895-0202; Fax: 305-891-5667

July 27, 2006

GLOBALTEL IP, INC.

7999 North Federal Highway, Ste. 401

Boca Raton, FL 33487

RE:

SEC preliminary review of Registration Statement on Form SB-2

Gentlemen;

As requested, we have reviewed the SEC comment letter dated July 11, 2006 regarding GlobalTel IP Inc.’s (GTIP) registration statement and the issues raised therein. To assist you in responding to the letter, we will address each item specified.

1.

Independent Auditor’s Report – PCAOB Registration

Ribotsky, Levine & Company, CPAs is a d/b/a of Starman & Abitante, LLC, a Florida limited liability company and licensed CPA firm in Florida. At the commencement of the audit for the fiscal year ended September 30, 2005 our firm initiated the application process with the PCAOB. In anticipation of GTIP’s registration statement, our PCAOB application specified GlobalTel IP, Inc. as an “issuer” that our firm may audit. Our application also identified Ribotsky, Levine & Company, CPAs as “another name” used by the firm. PCAOB registration was not required to provide consent to use a prior audit of the firm with Form SB-2. On July 18, 2006 our application was approved and we are now a “Registered” firm with the PCAOB.

Notwithstanding the unanticipated delays in final Form-1 submission and approval with the PCAOB, the audit of GTIP’s financial statements for the fiscal year ended September 30, 2005 was in conformance to the “auditing standards” adopted by the PCAOB but does not express an opinion on the effectiveness of GTIP’s internal control over financial reporting. Thus, we anticipate that the limit of changes necessary to comply with the SEC’s preliminary review would be providing an appropriately revised Auditor’s Report containing the affirmative declaration of adherence to PCAOB auditing standards in addition to the standard language used concerning “audit standards generally accepted in the United States.” However, the caption to this report for FY2005 will not state it is from an “Independent Registered” firm because we were not approved by PCAOB as of the date of our Audit Report and do not intend to change the date of that report. We will provide GTIP a new consent for any necessary amended filing with the SEC.

GlobalTel IP, Inc.

SEC Comment Letter Reply

July 26, 2006

2.

GTIP Status - Development Stage Company

Since GTIP’s “inception” it has been and in our opinion continues to be a “Development Stage Enterprise” as defined by SFAS 7. Our audit for the fiscal year ended September 30, 2004 (as reflected in the comparative financial statements in the SB-2 registration statement) documented that GTIP had no revenues from inception to September 30, 2004. In GTIP’s 2005 fiscal year, GTIP had no revenues from the beginning of the period, i.e., October 1, 2004 to February 2005. As a result of certain agreements with Interactive Media Technologies, Inc. (IMT), GTIP began initial operations in late February 2005 but this was not its planned principal operations and, moreover, it did not generate significant revenue in the remaining six months of its fiscal year ended September 30, 2005.

SFAS 7 provides that a development stage enterprise which has begun operations should not have “significant” revenues. No definition for “significant” is provided in SFAS 7 and other professional guidance relies upon the auditor’s judgment. While annual revenues of $268,783 (in FY2005) may be “significant” to a small, local, retail establishment our determination for GTIP was, in part, calibrated to the business segment GTIP competes in and the relative market size of the underlying telecommunications industry.1

Additionally, our opinion that GTIP remained a Development Stage Company as of our Audit Report dated December 12, 2005 was based on the fact GTIP expended most of its resources and efforts in its fiscal year ended September 30, 2005 on start-up issues, acquisition of assets to commence operations, development of its international wholesale revenue model business plan and establishing its VOIP business and raising equity capital. Further, we believe that maintaining the designation of a Development Stage Company is not only consistent with SFAS No. 7, it also provides additional information to prospective public investors about the corporate and operational history and inception-to-date related party transactions of GTIP.

The financial information incorporated in the SB-2 Registration statement for the first six months of the fiscal year ending September 30, 2006 and our Review Reports for those periods continue to characterize GTIP as a Development Stage Company consistent with our last Audit Report. If, management represents to us that it has now commenced its planned principal operations and its revenue for the period of the next anticipated audit is deemed significant under the above standards, we would discontinue this identification in audit reports we may be engaged to issue in the future for GTIP.

A recent analysis by the TeleGeography research group published in USA Today on August 17, 2005 estimated that revenue generated from VoIP services in the US was small relative to the telecommunication industry as a whole but nonetheless forecast that it exceeded $200 million in 2005 and was expected to grow to over $3 billion by 2007. (emphasis added)  This estimate did not include the world-wide market for VoIP services which is independently relevant since the business model GTIP is in the process of developing is primarily an international market.

GlobalTel IP, Inc.

SEC Comment Letter Reply

July 26, 2006

3.

Related Party Transactions – Asset and Operational Agreements with IMT

Prior to the closing of the Asset Purchase Agreement with IMT dated February 25, 2005 (APA), neither IMT nor its shareholders held any equity interest in GTIP. The assets purchased, which consisted primarily of computer equipment and related VoIP software, pursuant to the APA were owned by IMT.

Our review of the 2005 APA and related agreements and issuance of the restricted shares of GTIP common stock as payment for the assets purchased resulted in the designation of IMT as a “related party” for financial statement presentation purposes. However, IMT only became a related party to GTIP as a result of this transaction. At the time of our Audit for the fiscal year ended September 30, 2004 and prior to the APA, we are aware that management of GTIP negotiated with other entities to purchase like assets and had committed to develop a VoIP business irrespective of the ultimate availability of IMT’s VoIP assets or potential to gain any revenue associated with those assets.

In our opinion, based upon a qualitative review of the transaction, underlying operating agreements and the specific assets purchased from IMT, the transaction did not qualify as a significant business combination or otherwise require treatment as an acquisition of a business as defined in SFAS 141 using the guidance of EITF 98-3. Further, our audit procedures did not demonstrate that the GTIP had acquired any intangible assets or goodwill. Accordingly, the underlying equipment and software were recorded at its estimated fair-market value and depreciation for book purposes was recorded based on its remaining estimated useful life.

SFAS 141 does not define a “business” but refers to EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” to assist in determining whether an asset group constitutes a business. Thus, the following were viewed as consistent with our treatment of the assets purchased from IMT and our determination that a business combination had not occurred with IMT:

1.

No value was attributed nor any value found for any intangible assets of IMT, including, but not limited to, business records and/or client lists of IMT’s VoIP business or any amount attributed to goodwill.

2.

No types of operating licenses or permits were acquired from IMT as part of the APA with IMT other than disclosed software licenses.

3.

No employee, customer or vendor contracts were conveyed to GTIP as a result of the APA with IMT.

4.

No sales, marketing or operational plans or manuals were purchased or delivered to GTIP as a result of the APA.

GlobalTel IP, Inc.

SEC Comment Letter Reply

July 26, 2006

5.

If the VoIP “business” of IMT were considered a de facto subsidiary of IMT, it would certainly have been a development stage enterprise given its very brief (approximately seven months) operational history and insignificant cumulative revenue (approximately $70,000). Under current guidance the acquisition of a development stage enterprise is not considered an acquisition of a “business.”

6.

If the VoIP assets of IMT were deemed a de facto “division” of IMT, it would not have been able to be self-sustaining given its total dependence on the other activities of IMT’s operations. Under current guidance the absence of a self-sustaining aspect to a collection of assets is not a “business.”

The SEC comment letter also requested analysis of the APA with IMT viewed under other regulations and standards. Specifically, the SEC requested information and clarification of the APA in light of Article 11-01(d) of Regulation S-X; Item 310(c) of Regulation S-B; and potential applicable treatment of paragraphs 9 and 17 of SFAS No. 141.

A.

Based upon GTIP’s representations to us, and we have no information or opinion to the contrary, the transactions with IMT, taken as a whole, do not constitute the acquisition of a business or a significant business combination pursuant to Section 210.11-01(b) and (d) of Regulation S-X because:

1.

The nature of the revenue-producing activity of the assets purchased from IMT and its market distribution system has fundamentally changed from a retail-based, agent-commission model such as IMT’s model to primarily an international pre-paid wholesale business methodology.

2.

Employees of IMT did not become employees of GTIP after the transaction. The CEO of IMT, however, subsequently became the CEO of GTIP and remains the CEO of IMT.

3.

The few agents and minimum customer base of IMT’s VoIP services had no agreements with IMT. While some of these individuals continued to do business with GTIP in the months after the acquisition of the VoIP assets, this was more a consequence to IMT’s decision to exit this business segment and were not part of GTIP’s calculus in determining the value paid for the VoIP assets of IMT. Further, customers who GTIP temporarily retained were part of an insignificant revenue base and merely offset a part of the monthly fees charged by IMT under its separate operational support agreement.

GlobalTel IP, Inc.

SEC Comment Letter Reply

July 26, 2006

4.

IMT did not transfer to GTIP any documented trade secrets, production techniques or proprietary technology not otherwise identified as part of the APA assets. Although GTIP purchased proprietary software from IMT, GTIP entered into a support agreement with IMT and the software was recoded in GTIP’s books at its estimated fair market value.

5.

While GTIP now has a name [GlobalTel IP] similar to a trade name used by IMT [GlobalTel], the APA conveyed no intellectual property (only a consent) which could not be classified as an asset inasmuch as IMT had filed no trademark protection for its “trade name.” Also, IMT apparently never developed any separate market identity under the trade name adopted by GTIP to sufficiently create a distinct business entity. Thus, no intangible asset was created or conveyed.

6.

While GTIP continues to utilize a small percentage of the IT facilities of IMT (under a separate co-location agreement), that fact must be weighed against the nature of shared switching and co-location of resources common to the web and telecommunications industry.

7.

While GTIP utilizes a small amount of office space (approximately 1,000 sq. ft) at IMT’s building pursuant to a one year lease agreement its operations and accounting are independent and now separate from IMT’s telecommunication businesses.

B.

GTIP believes, and we have agreed, that the consummation of the APA did not constitute the acquisition of a “business” and Item 310(c) is not applicable.

Regulation S-X [Reg. §210.11.01(d)] provides that the purpose of disclosure of prior financial information of the “business” acquired, as opposed to the underlying assets of a business segment, is to provide a better understanding of future operations based on a review of a historical context. In this situation, we believe based on the representations of GTIP’s management familiar with IMT’s VoIP assets and business that there is minimal operational data and insignificant revenue history to meet this objective. Further, it is our opinion that the time and expense to obtain audited financial statements (which do not currently exist) of this minor sub-component aspect of IMT’s business during the relevant period is unjustified given the short internal development period (<7 months), substantial difference in the revenue plan (noted above) and minimum cumulative revenues.

GlobalTel IP, Inc.

SEC Comment Letter Reply

July 26, 2006

C.

Because GTIP believes, and we agree, that neither a “business combination” nor a “joint venture” has occurred with IMT the referenced paragraphs of FASB No. 141 are not applicable to GTIP’s audited financial statements for its fiscal year ended September 30, 2005. However, to answer specific issues raised by the SEC, the following information should be noted:

1.

As of the date of the Asset Purchase Agreement with IMT, GTIP had 7,788,500 shares of common stock outstanding. After the closing of the APA and subsequent issuance of the 7,000,000 shares of common stock pursuant to its terms, IMT held a 47% interest in the common stock of GTIP.

2.

In 2006, pursuant to a second Asset Purchase Agreement, GTIP issued 102,925 shares of its common stock to IMT for $20,585 in certain telecommunication assets. As of the most recent financial statements we have issued a Review Report for [March 31, 2006] which were included as part of GTIP’s registration statement, IMT held 34% of GTIP’s stock.

3.

IMT owned all VoIP assets sold to GTIP.

4.

GTIP assumed no liabilities or any contingent assets from IMT.

5.

IMT was not granted any anti-dilution rights to GTIP stock.

6.

GTIP’s Board of Directors are dominated by individuals who have no affiliation with IMT (see item 8 below).

7.

GTIP’s executive officers are dominated by individuals who have no affiliation with IMT (see item 8 below).

8.

GTIP’s officers and directors other than Steve Williams, [also CEO of IMT] have never held nor currently hold any equity interests or rights to IMT’s stock or its business operations.

Based upon our review and the representations of the management of GTIP (as reflected in the above facts), if Paragraph 17 of SFAS 141 were deemed applicable to the 2005 APA with IMT, then GTIP would have been considered the “accounting acquirer” in this transaction.

Please advise us if we can be of any further assistance to you or your attorney.

Sincerely,

/s/ John L. Abitante, CPA

RIBOTSKY, LEVINE & COMPANY, CPAs